Halozyme Therapeutics, Inc.
12390 El Camino Real
San Diego, CA 92130

June 27, 2023

VIA EDGAR
Ms. Mary Mast
Ms. Angela Connell
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Halozyme Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed February 21, 2023
        File No. 001-32335
Dear Ms. Mast and Ms. Connell:
Halozyme Therapeutics, Inc. (the “Company”) hereby submits this response to the comment provided in the letter from the staff of the Commission dated June 14, 2023 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022. For ease of reference, we have included the text of the Staff’s comment followed by the Company’s response:
Form 10-K for the Fiscal Year Ended December 31, 2022
Notes to Consolidated Financial Statements
8. Long-Term Debt, Net, Page F-30

1.    We note that each of your 2024, 2027 and 2028 Convertible Notes are convertible at the option of the holder only in certain circumstances. Please explain to us how you evaluated these instruments to determine whether the conversion features were required to be bifurcated and accounted for as a derivative under ASC 815. In your response, specifically address whether each conversion option contingency meets the definition of a derivative and, if so, whether it qualifies for the scope exception for contracts involving an entity's own equity as set forth in ASC 815-10-15-74(a). Please also revise your accounting policy disclosure accordingly in your future filings.

Securities and Exchange Commission

RESPONSE:
The Company assessed the embedded conversion features to determine if bifurcation from the notes and derivative accounting pursuant to ASC 815-15-25-1 is required. As part of the analysis, the embedded conversion features were assessed to determine if they meet the definition of a derivative and qualify for a derivative scope exception.

The conversion features for each of our 2024, 2027 & 2028 convertible notes include similar contingent conversion features related to free convertibility periods, common stock price triggers, Company’s redemption, certain corporate events and make-whole provisions upon a fundamental change in control. Because of the similarities of each of the notes’ conversion features, the analyses of each notes’ conversion features is the same for the purpose of the response and are therefore addressed as a whole.

First, we followed ASC 815-10-15-83 to determine whether a conversion option meets the definition of a derivative. Based on that guidance, the definition of derivative requires certain contractual characteristics including an underlying, notional or payment provision, no initial net investment and net settlement. The underlying for the conversion features is the Company’s common stock and the notional amount is the specified shares of the Company’s common stock. Based on ASC 815-15-25-1(C), the embedded conversion features of the Company’s convertible notes will not be considered to have an initial investment. Per ASC 815-10-15-119 through 15-121, publicly traded shares are considered readily convertible to cash and meets the net settlement criteria. Based on the above analysis, we determined that the conversion option meets the definition of a derivative.

ASC 815-10-15-74(a) also states that if an embedded conversion option meets the definition of a derivative, a reporting entity should assess whether it qualifies for the scope exception for certain contracts involving a reporting entity’s own equity. Per the guidance, a reporting entity shall not consider the following contracts to be derivative instruments:

Contracts issued or held by the reporting entity that are both:
1. Indexed to its own stock
2. Classified in stockholders’ equity in its statement of financial position.

1. Indexed to reporting entity’s common stock - to determine whether the conversion features are indexed to the Company’s common stock, we followed the two-step approach in accordance with ASC 815-40-15-5. The guidance requires the evaluation of an instrument’s or embedded component’s contingent exercise provisions and then the instrument’s embedded component’s settlement provisions.
The conversion features contingencies are not based on an observable market other than our stock price and an observable index other than index calculated by the Company’s operations.

Securities and Exchange Commission

The conversion features contingencies are only impacted by the Company’s stock price and business operations. As such, the conversion feature exercise contingencies do not preclude the conversion features from being deemed indexed to the Company’s own equity. The second step is evaluating whether the settlement provision is consistent with a fixed-for-fixed equity instrument. Although the conversion option contains provisions for adjustments to the conversion rate, the adjustments to the conversion rate are all designed to compensate the holder for changes in the fair value (in certain cases in order to maintain the fair value of the instrument before and after certain events) and the adjustments are all related to the Company’s stock price volatility, expected dividends, or anti-dilutive activities which do not preclude conversion from being deemed index to Company’s own stock (ASC 815-40-15). For instance, the settlement provision for our convertible notes is determined based on the volume-weighted average daily market price (VWAP) and the settlement amount is not always based on a fixed number of shares. However, ASC 815-40-55-38, states that if the only variable that causes the settlement amount to differ from a fixed-for-fixed settlement amount is the daily VWAP of the entity’s common stock, the conversion feature is still deemed indexed to the Company’s own equity. Based on meeting the above criteria, the conversion features are considered indexed to the Company’s common stock.
2. Classified in stockholders’ equity in its statement of financial position – ASC 815-40-25 states that to determine whether the embedded conversion feature would be classified in stockholders’ equity, the reporting entity needs to consider who controls the settlement and whether the settlement will be in shares or cash. ASC 815-40-25-2 states that if the contract provides the entity with the choice of net cash settlement or settlement in shares, the settlement in shares is assumed and contracts that require settlement in shares are equity instruments. The contract does not require a net cash settlement and the Company has the sole right to choose the settlement method. The Company also considered the additional conditions necessary for equity classification in ASC 815-40-25-10 and concluded that the conversion features met all the additional conditions necessary for equity classification. Therefore, the conversion features qualify to be classified in stockholders’ equity.
Based on our assessment and consistent with ASC 815-10-15-74(a), the conversion features were not required to be bifurcated and accounted for as a derivative under ASC 815.
In our future filings, beginning with our Form 10-Q for the quarter ending June 30, 2023, we will include the following accounting policy disclosure in the “Summary of Significant Accounting Policies” footnote:

Securities and Exchange Commission

Convertible Notes
The 2024, 2027 and 2028 Convertible Notes (“Convertible Notes”) are accounted for in accordance with ASC 470 and ASC 815. We evaluate all the embedded conversion options contained in the Convertible Notes to determine if there are embedded features that require bifurcation as a derivative as required by U.S. GAAP. Based on our analysis, we account for each of our Convertible Notes as single units of accounting, a liability, because we concluded that the conversion features do not require bifurcation as a derivative under ASC 815-15.
If you have any questions or comments regarding this letter, please contact me at (858) 794-8889 or Larry Nishnick, Esq. of DLA Piper LLP (US) at (858) 677-1414.
Very truly yours,

/s/ Nicole LaBrosse
Nicole LaBrosse
Senior Vice President and Chief Financial Officer

cc: Mark Snyder, SVP, General Counsel & Corporate Secretary, Halozyme Therapeutics, Inc.
Larry Nishnick, Esq. of DLA Piper LLP (US)
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